FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                            Report of Foreign Issuer
                 For the period of May 19, 2004 to May 19, 2004

                                  VERNALIS PLC

                                  Oakdene Court
                                613 Reading Road
                                    Winnersh
                                   Wokingham
                               Berkshire RG41 5UA


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________





Enclosure:

1.  News release dated 19 May 2004 announcing Completion of Acquisition



EMBARGOED UNTIL 7AM                                                  19 May 2004


                           VERNALIS PLC ("VERNALIS")

  COMPLETION OF THE REACQUISITION OF THE NORTH AMERICAN RIGHTS TO FROVATRIPTAN
                                   FROM ELAN


The Directors of Vernalis are pleased to announce that, having obtained shareholder approval at an extraordinary general meeting on 13 May 2004 and all other conditions being satisfied, the reacquisition of the North American rights to frovatriptan from Elan completed on 18 May 2004.


Enquiries:

Vernalis plc +44 (0) 118 977 3133
Simon Sturge, Chief Executive
Tony Weir, Chief Financial Officer

Brunswick Group +44 (0) 20 7404 5959
Jon Coles
Wendel Carson




                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




Date: May 19, 2004                                 Vernalis PLC
                                                   (Registrant)



                                                    By:______________
                                                       Tony Weir
                                                       Chief Financial Officer